

Shanti Volpe · 2nd

Founder, Owner, CEO of Shanti Elixirs RN Lactation
Consultant at Mission Health

Weaverville, North Carolina · 137 connections · **Contact info**

Shanti Elixirs

 **Western Carolina University**

Experience

Founder, Owner, and CEO
Shanti Elixirs
Mar 2017 – Present · 2 yrs 9 mos

 **Lactation Consultant**
Mission Health · Part-time
Jul 2004 – Present · 15 yrs 5 mos
Asheville, North Carolina Area

Education

 **Western Carolina University**

 **University of North Carolina at Asheville**

 **Asheville-Buncombe Technical Community College**

Skills & Endorsements

Holistic Health

Leadership

Decision-Making

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Interests

Western Carolina University
49,745 followers

LinkedIn Guide to Networking
9,804,066 followers

Mission Health
13,854 followers

Asheville-Buncombe Technical C...
10,720 followers

University of North Carolina at As...
19,799 followers